SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1993

Commission file number: 001-11015


A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

            Dial Consumer Products Group 401(k) Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                 THE DIAL CORP
                                  DIAL TOWER
                            PHOENIX, ARIZONA  85077


                                   SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Dial Consumer Products Group 401(k) Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          DIAL CONSUMER PRODUCTS
                                          GROUP 401(k) PLAN



                                          By  /s/ Linde Harned
                                              Linde Harned
                                              Committee Chairman
DATE:  June 28, 1994

THE DIAL CONSUMER PRODUCTS GROUP 401(k) PLAN


Financial Statements for the
Years Ended December 31, 1993 and 1992,
Supplemental Schedules for the
Year Ended December 31, 1993 and
Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT


To the Plan Administrator and
 Plan Participants of
 The Dial Consumer Products Group 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Dial Consumer Products Group 401(k) Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 8 and 9 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1993 financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/Deloitte & Touche
June 8, 1994

THE DIAL CONSUMER PRODUCTS GROUP 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993 AND 1992


ASSETS                                    1993              1992
INVESTMENTS AT FAIR VALUE:
  Shares of registered
    investment companies:
    Vanguard Windsor II Fund          $  583,342       $  440,822
    T. Rowe Price Stable Value Fund      388,096          319,567
    Vanguard GNMA Fund                   133,463           94,765
  Common stock:
    The Dial Corp Common Stock           265,124          191,727
    GFC Financial Corporation
      Common Stock                        21,766           21,427
                                      ----------       ----------
           Total investments           1,391,791        1,068,308

CONTRIBUTIONS RECEIVABLE                   6,526            6,097
                                      ----------       ----------
NET ASSETS AVAILABLE FOR BENEFITS     $1,398,317       $1,074,405
                                      ==========       ==========

See notes to financial statements.

THE DIAL CONSUMER PRODUCTS GROUP 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1993 AND 1992

                                          1993              1992
ADDITIONS:
  Contributions:
    Employer - employee
      wage reductions                 $  334,167       $  347,455
    Employee                              21,422           23,808
                                      ----------       ----------
       Total contributions               355,589          371,263
                                      ----------       ----------
  Investment income:
    Dividends                             45,298           49,982
    Interest                              20,840           22,454
    Net appreciation in fair
      value of investments                28,698           27,173
                                      ----------       ----------
       Total investment income            94,836           99,609

                                      ----------       ----------
       Total additions                   450,425          470,872
                                      ----------       ----------
DEDUCTIONS:
  Distributions to participants          126,513          152,414
  Transfer of assets                                       24,321
                                      ----------       ----------
        Total deductions                  126,513          176,735
                                      ----------       ----------

NET INCREASE                             323,912          294,137

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                    1,074,405          780,268
                                      ----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                         $1,398,317       $1,074,405
                                      ==========       ==========

See notes to financial statements.

THE DIAL CONSUMER PRODUCTS GROUP 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1993 AND 1992


1.  DESCRIPTION OF THE PLAN

    The following brief description of The Dial Consumer Products Group 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

    The Plan, commonly known as the Taxsaver Investment Plan ("TIP"), was established January 5, 1987. Employees of the The Dial Corporation, a division of The Dial Corp ("Dial"), and certain of its subsidiaries (the "Company") who are covered by a collective bargaining agreement are eligible to participate in the Plan after completing at least 1,000 hours of service in a twelve consecutive month period. Employees are able to contribute to the Plan by reducing their wages on a pre-tax and after-tax basis, subject to certain limitations.

    The Plan is subject to various regulations, particularly those under the Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

a. Investment Programs - Receipts of the Plan are invested by the Plan's trustee, T. Rowe Price, at the designation of the participants. The Plan offers participants the following funds in which to invest pre-tax, after-tax and rollover deposits. Interest, dividends and other investment transactions are recorded on the accrual basis of accounting.

1) Vanguard Windsor II Fund - This fund invests in the common stock of other companies. The fair value of the fund is dependent upon the market value of the stocks. Any dividends received are reinvested.

2) T. Rowe Price Stable Value Fund - This fund invests in a diversified portfolio of Guaranteed Investment Contracts ("GIC") issued by insurance companies, bank investment contracts issued by financial institutions, and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments and is reinvested. The fair value of the fund represents contract value which includes contributions made, plus interest at blended rates, less withdrawals by participants.

3) Vanguard GNMA Fund - This fund invests primarily in Government National Mortgage Association ("GNMA") certificates. These securities represent ownership in pools of approved mortgage loans which provide a yield based on the ratios of return of the GNMA holdings that comprise the portfolio. The fair value of the fund is dependent upon fluctuations in market conditions.

4) The Dial Corp Common Stock Fund - This fund invests in the common stock of Dial and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of such stock.

5) GFC Financial Corporation ("GFCFC") Common Stock Fund - This fund invests in the common stock of GFCFC and any dividends paid on the stock are reinvested according to the participants' investment mix, due to this fund being closed to additional contributions. The fair value of this fund is dependent upon the fluctuation in the market value of the GFCFC stock.

b. Contributions - Voluntary wage reductions may be elected by the employee. These pre-tax reductions are contributed to the Plan by the Company and may range from 1% to 12% of compensation. Each employee who has authorized a wage reduction at the rate of 6% or more may elect an after-tax contribution of between 1% and 10% of compensation. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

c. Distributions of the Plan assets occur upon participant termination from the Company, financial hardship, disablement, retirement or death.

d. Vesting - All contributions to the Plan are 100% vested and nonforfeitable at all times.

e. Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, employee contributions and participant rollover deposits transferred to the Plan. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts.

f. Plan Administration - The Plan is administered by a committee of at least three persons appointed by the Chief Executive Officer of the Company. Expenses incident to the operation of the Plan may be paid by the Plan or directly by the Company.

g. Plan Termination - While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan provided all employer contributions due at the termination date have been paid.

h. Transfer of Assets - During the year ended December 31, 1991, the Company established the Planning Retirement Income Management Earnings Plan ("PRIME"). Effective October 1, 1991, a portion of the participants in the TIP plan were transferred to the PRIME plan. The Company continued to transfer participants from TIP to PRIME during 1992, as they became eligible. No participants were transferred in 1993.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Significant accounting policies are as follows:

a. Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

b. Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. Purchases and sale of securities are recorded on a trade-date basis.
Interest and dividend income are recorded on the accrual basis.

c.  Payment of Benefits - Benefits are recorded when paid.

3.  NET ASSETS AND CHANGES THEREIN BY FUND

    The following tables present the net assets of the Plan by fund as of December 31, 1993 and 1992, as well as changes in net assets by fund for the years then ended.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1993 AND 1992
                                           T. Rowe                   The Dial
                              Vanguard     Price        Vanguard     Corp         GFCFC
                              Windsor      Stable       GNMA         Common       Common
1993                          II Fund      Value Fund   Fund         Stock        Stock        Total
ASSETS
Investments at fair value:
  Shares of registered
    investment companies:
    Vanguard Windsor
      II Fund                 $583,342                                                           583,342
    T. Rowe Price Stable
      Value Fund                           $388,096                                              388,096
    Vanguard GNMA Fund                                  $133,463                                 133,463
  Common Stock:
    The Dial Corp Common Stock                                       $265,124                    265,124
    GFCFC Common Stock                                                            $ 21,766        21,766
Contributions receivable         2,612        1,574          771        1,569                      6,526
                              --------     --------     --------     --------     --------     ---------

NET ASSETS AVAILABLE
  FOR BENEFITS                $585,954     $389,670     $134,234     $266,693     $ 21,766     $1,398,317
                              ========     ========     ========     ========     ========     ==========
1992

ASSETS
Investments at fair value:
  Shares of registered
    investment companies:
    Vanguard Windsor
      II Fund                 $440,822                                                            440,822
    T. Rowe Price Stable
      Value Fund                           $319,567                                               319,567
    Vanguard GNMA Fund                                  $ 94,765                                   94,765
  Common Stock:
    The Dial Corp Common stock                                       $191,727                     191,727
    GFCFC common stock                                                            $ 21,427         21,427
Contributions receivable         2,642        1,311          581        1,563                       6,097
                              --------     --------     --------     --------     --------     ----------

NET ASSETS AVAILABLE
  FOR BENEFITS                $443,464     $320,878     $ 95,346     $193,290     $ 21,427     $1,074,405
                              ========     ========     ========     ========     ========     ==========

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
YEARS ENDED DECEMBER 31, 1993 AND 1992
                                           T. Rowe                   The Dial
                              Vanguard     Price        Vanguard     Corp         GFCFC
                              Windsor      Stable       GNMA         Common       Common
1993                          II Fund      Value Fund   Fund         Stock        Stock        Total
ADDITIONS:
  Contributions:
    Employer - employee
      wage reductions         $133,272     $ 79,669     $ 38,633     $ 82,593                  $  334,167
    Employee                     8,417        5,550        2,686        4,769                      21,422
                              --------     --------     --------     --------                  ----------
  Total contributions          141,689       85,219       41,319       87,362                     355,589

Investment income:
  Dividends                     32,014                     7,062        5,648     $    574         45,298
  Interest                                   20,840                                                20,840
  Net appreciation
    (depreciation)
    in fair value
    of investments              31,865                      (834)      (6,999)       4,666         28,698
                              --------     --------     --------     --------     --------     ----------
  Total investment income       63,879       20,840        6,228       (1,351)       5,240         94,836
                              --------     --------     --------     --------     --------     ----------
  Total additions              205,568      106,059       47,547       86,011        5,240        450,425
                              --------     --------     --------     --------     --------     ----------
DEDUCTIONS - Distributions
  to participants               67,365       35,903        8,816       14,007          422        126,513
                              --------     --------     --------     --------     --------     ----------
INTERFUND TRANSFERS              4,287       (1,364)         157        1,399       (4,479)         -
                              --------     --------     --------     --------     --------     ----------
NET INCREASE                   142,490       68,792       38,888       73,403          339        323,912

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING
  OF YEAR                      443,464      320,878       95,346      193,290       21,427      1,074,405
                              --------     --------     --------     --------     --------     ----------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR       $585,954     $389,670     $134,234     $266,693     $ 21,766     $1,398,317
                              ========     ========     ========     ========     ========     ==========

                                           T. Rowe                   The Dial
                              Vanguard     Price        Vanguard     Corp         GFCFC        Vanguard
                              Windsor      Stable       GNMA         Common       Common       GIC
1992                          II Fund      Value Fund   Fund         Stock        Stock        Trust        Total
ADDITIONS:
  Contributions:
    Employer - employee
      wage reductions         $140,738     $ 95,781     $ 36,726     $ 74,210                               $  347,455
    Employee                    12,237        5,086        1,978        4,507                                   23,808
                              --------     --------     --------     --------     --------     --------     ----------
  Total contributions          152,975      100,867       38,704       78,717                                  371,263
                              --------     --------     --------     --------     --------     --------     ----------
  Investment income:
    Dividends                   18,671                     5,873       24,969     $    469                      49,982
    Interest                                 17,030                                            $  5,424         22,454
    Net appreciation
      (depreciation) in
      fair value of
      investments               22,740                      (385)      (6,183)      11,001                      27,173
                              --------     --------     --------     --------     --------     --------     ----------
  Total investment income       41,411       17,030        5,488       18,786       11,470        5,424         99,609
                              --------     --------     --------     --------     --------     --------     ----------
  Total additions              194,386      117,897       44,192       97,503       11,470        5,424        470,872
                              --------     --------     --------     --------     --------     --------     ----------
DEDUCTIONS:
  Distributions to
    participants                32,869       69,077       10,158       13,381        2,350       24,579        152,414
  Transfer of assets             8,610        8,768          175        2,725           35        4,008         24,321
                              --------     --------     --------     --------     --------     --------     ----------
  Total deductions              41,479       77,845       10,333       16,106        2,385       28,587        176,735
                              --------     --------     --------     --------     --------     --------     ----------
INTERFUND TRANSFERS            (12,002)     119,480           76       (2,343)      12,342     (117,553)         -
                              --------     --------     --------     --------     --------     --------     ----------
NET INCREASE
  (DECREASE)                   140,905      159,532       33,935       79,054       21,427     (140,716)       294,137

NET ASSETS AVAILABLE
  FOR BENEFITS,
  BEGINNING OF YEAR            302,559      161,346       61,411      114,236                   140,716        780,268
                              --------     --------     --------     --------     --------     --------     ----------

NET ASSETS AVAILABLE
  FOR BENEFITS,
  END OF YEAR                 $443,464     $320,878     $ 95,346     $193,290     $ 21,427     $  -         $1,074,405
                              ========     ========     ========     ========     ========     ========     ==========

4.  RELATED PARTY TRANSACTIONS

    Plan investments include shares of the T. Rowe Price Stable Value Fund managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

5.  FEDERAL INCOME TAX STATUS

    The Internal Revenue Service has determined and informed the Company by letter, dated April 8, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.


*  *  *  *  *  *


THE DIAL CONSUMER PRODUCTS GROUP 401(k) PLAN

SUPPLEMENTAL SCHEDULE DECEMBER 31, 1993


Item 27a - Schedule of Assets Held for Investment Purposes
Column B                 Column C                 Column D       Column E

                         Description of
                         Investment Including
                         Collateral, Rate of
Identity of Issue,       Interest, Maturity
Borrower, Lessor or      Date, Par or                            Current
Similar Party            Maturity Value           Cost           Value
- - ----------------------   ----------------------   -----------    -----------
Vanguard Windsor         Common stock
  II Fund                 (34,234 shares)         $  516,474     $  583,342
T. Rowe Price Stable     GIC Fund
  Value Fund              (388,096 shares)           388,096        388,096
Vanguard GNMA Fund       GNMA Fund
                          (12,870 shares)            131,767        133,463
The Dial Corp Common     Common stock
  Stock                   (6,567 shares)             226,936        265,124
GFC Financial Corpor-    Common Stock
  Common stock            (751 shares)                11,153         21,766
                                                  ----------     ----------

          Total assets held for investment        $1,274,426     $1,391,791

                                                  ==========     ==========

THE DIAL CONSUMER PRODUCTS GROUP 401(k) PLAN

SUPPLEMENTAL SCHEDULE YEAR ENDED DECEMBER 31, 1993

Item 27d - Schedule of Reportable Transactions
Column A                    Column B       Column C     Column D     Column G     Column H     Column I

                                                                                  Current
                                                                                  Value
                                                                                  of Asset on  Net
Identity of                 Description    Purchase     Selling      Cost of      Transaction  Gain/
Party Involved              of Asset       Price        Price        Asset        Date         (Loss)
- - ---------------             ----------     ----------   ----------   ----------   ----------   ----------
SINGLE TRANSACTIONS:

Vanguard Windsor II
  Fund                      Common stock                $ 39,190     $ 34,035     $ 39,190     $  5,155

SERIES OF TRANSACTIONS:

Vanguard Windsor II
  Fund                      Common stock   $179,627                                179,627
Vanguard Windsor II
  Fund                      Common stock                  68,973       59,565       68,973        9,408
T. Rowe Price Stable
  Value Fund                GIC Fund        106,385                                106,385
T. Rowe Price Stable
  Value Fund                GIC Fund                      37,856       37,856       37,856
Vanguard GNMA
  Fund                      GNMA Fund        48,348                                 48,348
Vanguard GNMA
  Fund                      GNMA Fund                      8,816        8,571        8,816          245
The Dial Corp
  Common Stock              Common stock     98,381                                 98,381
The Dial Corp
  Common Stock              Common stock                  17,985       16,721       17,985        1,264

NOTE:  Reportable transactions are those which either singularly or in a series of combined purchases and sales during the year exceed 5% of the fair value of the Plan's assets at the beginning of the year.

